Exhibit 99.(k)(6)

FT Vest ANNUAL Hedged Equity AND Income Fund: Series B1

DISTRIBUTION AND SERVICE PLAN
for Class A Shares and Class I Shares

WHEREAS, FT Vest Annual Hedged Equity and Income Fund: Series B1 (the “Fund”) is engaged in business as a closed-end investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the board of trustees of the Fund (the “Trustees”) has established two separate classes of shares of beneficial interests (the “Shares”) in the Fund known as Class A Shares and Class I Shares;

WHEREAS, the Trustees have determined that there is a reasonable likelihood that this Distribution and Service Plan (the “Plan”) will benefit the Fund and the holders of Shares of the Class A Shares and Class I Shares; and

WHEREAS, the Plan, together with any related agreements, has been approved by votes of the majority of both (i) the Trustees and (ii) the Independent Trustees (as defined herein), cast in person at a meeting of the Trustees called for the purpose of voting on this Plan and related agreements;

NOW, THEREFORE, the Fund hereby adopts this Plan in reliance on the terms of the exemptive order granted by the Securities and Exchange Commission (“SEC”) permitting the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal charges so long as the Fund complies with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1 and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and complies with Financial Industry Regulatory Authority (“FINRA”) Rule 2341(d), as amended from time to time.

SECTION 1.          The Fund has adopted this Plan to enable Class A Shares and Class I Shares to directly or indirectly bear expenses relating to the distribution of the Class A Shares and Class I Shares, respectively.

SECTION 2.          The Fund will pay a Recipient (as defined below) a distribution fee of up to 1.00% on an annualized basis of the Fund’s net asset value attributable to Class A Shares and up to 0.25% on an annualized basis of the Fund’s net asset value attributable to Class I Shares in connection with the promotion and distribution of the respective class of Shares and the provision of personal services to shareholders of the respective class of Shares, including, but not limited to, advertising, compensation to placement agents, dealers and selling personnel, the printing and mailing of offering memoranda to other than current holders of the Fund, and the printing and mailing of sales literature. Notwithstanding the foregoing, the Fund may only expend up to 0.75% on an annualized basis of the Fund’s net assets attributable to Class A Shares for marketing and distribution expenses. The Fund or the distributor may pay all or a portion of these fees to any registered securities dealer, financial institution or any other person (each, a “Recipient”) who renders assistance in distributing or promoting the sale of each such class of Shares, or who provides certain shareholder services, pursuant to a written agreement. The actual fee to be paid by the Fund to broker/dealers and financial institutions and intermediaries will be negotiated based on the extent and quality of services provided.

SECTION 3.          This Plan shall continue in effect for a period of more than one year after it takes effect only for so long as such continuance is specifically approved at least annually by votes of the majority of both (i) the Trustees and (ii) the Independent Trustees, cast in person at a meeting of the Trustees called for the purpose of voting on this Plan.

SECTION 4.          Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related agreement shall provide to the Trustees, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

SECTION 5.          This Plan may be terminated at any time with respect to the Class A Shares or Class I Shares by the vote of a majority of the Independent Trustees or by vote of a majority of the outstanding Class A Shares or Class I Shares of the Fund, respectively.

SECTION 6.          All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Independent Trustees or by vote of a majority of the outstanding Class A Shares or Class I Shares of the Fund, as applicable, on not more than 60 days written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

SECTION 7.          This Plan may be amended by votes of the majority of both (i) the Trustees and (ii) the Independent Trustees, cast in person at a meeting of the Trustees called for the purpose of voting on such amendment; provided, however, that the Plan may not be amended to increase materially the amount of distribution expenses permitted pursuant to Section 2 hereof without the approval of a majority of the outstanding Class A Shares and Class I Shares of the Fund, as applicable.

SECTION 8.          While this Plan is in effect, the selection and nomination of those Trustees who are not interested persons of the Fund shall be committed to the discretion of the Trustees then in office who are not interested persons of the Fund.

SECTION 9.          As used in this Plan, (a) the term “Independent Trustees” shall mean those Trustees who are not interested persons, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms “assignment” and “interested person” shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the SEC.

SECTION 10.        This Plan shall not obligate the Fund or any other party to enter into an agreement with any particular person.

Adopted: March 5, 2025